SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on March 29, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: March 29, 2012
	By:	/s/ Baruch Shusel
Name: Baruch Shusel Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q4 2011 SALES DOWN 16.8% FROM Q4 2010

Net Income of US$ 0.8 million in Q4 2011

YAVNE, Israel – March 29, 2012 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its financial results for the fourth quarter and the fiscal year ended December 31, 2011.

Fourth Quarter Fiscal 2011 Highlights
•	Sales decreased 16.8% from fourth quarter of 2010 to NIS 59.1 million (US$ 15.5 million)
•	Gross profit decreased 60.4% from fourth quarter of 2010 to NIS 7.5 million (US$ 2.0 million), or 12.7% of sales
•	Operating loss of NIS 4.1 million (US$ 1.1 million) compared to operating income of NIS 6.2 million (US$ 1.6 million) in the fourth quarter of 2010
•	Net income decreased 65.4% from fourth quarter of 2010 to NIS 2.8 million (US$ 0.7 million), or 4.7% of sales
•	Net income attributed to the owners of the Company decreased 60.3% from fourth quarter of 2010 to NIS 2.9 million (US$ 0.8 million), or 5.0% of sales
•	Cash and securities balance of NIS 198.1 million (US$ 51.8 million) as of December 31, 2011

As announced by the Company on December 18, 2011 and January 2, 2012, Willi-Food sold its entire 51% ownership interest in Shamir Salads for NIS 12 million to other shareholders of Shamir Salads as a result of settlement of a dispute with those shareholders. In addition, the Company received NIS 1.5 million in past due management fees as part of the settlement. As a result of the sale, the results of the operation of Shamir Salads, which comprised the entire manufacturing segment, is presented as discontinued operations. See Note C below.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher dairy food products.

Fourth Quarter Fiscal 2011 Summary
Sales for the fourth quarter of 2011 decreased by 16.8% to NIS 59.1 million (US$ 15.5 million) from NIS 71.0 million (US$ 18.6 million) recorded in the fourth quarter of 2010. The decrease in sales in the fourth quarter was primarily due to ongoing national protest against the cost of food products as well as continued recession and economic uncertainty.

Gross profit for the fourth quarter of 2011 decreased by 60.4% to NIS 7.5 million (US$ 2.0 million) from NIS 18.9 million (US$ 5.0 million) recorded in the fourth quarter of 2010. Fourth quarter gross margin was 12.7% compared to gross margin of 26.7% for the same period in 2010. The decrease in gross profit and gross margins was primarily due to reductions in the prices of certain of our products as a result of continued pressure from our customers to reduce prices, an increase in global prices of food products compounded by the recent strengthening of the U.S. dollar versus the NIS (which depreciated 2.9% in the fourth quarter of 2011) and the general effects of the global economic recession. The Company expects the decline in its gross margins to continue in the first quarter of 2012 compared to 2011 first quarter's gross margins. To the extent that customer pressure to reduce prices continues, or global prices of food products continue to increase, or the depreciation of the NIS versus the U.S. dollar continues, the Company's gross margins may be impacted beyond the first quarter of 2012.

Mr. Zwi Williger, Chairman of Willi-Food commented, “As with the third quarter, fourth quarter results were affected dramatically by reduced customer consumption of our food products combined with ongoing pressure by customers to lower food selling prices, both of which caused us to decrease the selling price of some of our products. This quarter was also affected by an increase in global purchase prices, depreciation of the NIS versus the U.S. dollar, and an environment of continued recession and uncertainty in the financial markets in our home market and abroad. We believe that Willi-Food's results in the first quarter of 2012 will continue to be impacted by these forces, including significant economic headwinds.”

Willi-Food’s operating loss for the fourth quarter of 2011 was NIS 4.1 million (US$ 1.1 million) compared to operating income of NIS 6.2 million (US$ 1.6 million) recorded in the fourth quarter of 2010. Selling expenses decreased by 12.1% from the comparable quarter of 2010, primarily due to aggressive expense reduction initiatives. Selling expenses as a percentage of sales increased in the fourth quarter of 2011 to 12.3% compared to 11.7% in the fourth quarter of 2010. General and administrative expenses decreased by 3.6% from the comparable quarter of 2010. General and administrative expenses as a percentage of sales increased in the fourth quarter of 2011 to 7.3% from 6.3% in the fourth quarter of 2010.

Willi-Food’s loss before taxes for the fourth quarter of 2011 was NIS 1.6 million (US$ 0.4 million) compared to income before taxes of NIS 8.3 million (US$ 2.2 million) recorded in the fourth quarter of 2010. Willi-Food’s loss from continuing operations for the fourth quarter of 2011 was NIS 0.6 million (US$ 0.2 million) compared to income from continuing operations of NIS 6.9 million (US$ 1.8 million) recorded in the fourth quarter of 2010.

Willi-Food’s income from discontinuing operations increased 194.8% to NIS 3.4 million (US$ 0.9 million) compared to NIS 1.2 million (US$ 0.3 million) recorded in the fourth quarter of 2010. Fourth quarter income from discontinuing operations in 2011 and 2010 includes the Company's manufacturing segment comprised of Shamir Salads. The income from discontinuing operations in the fourth quarter of 2011 mainly represents the net capital gain from sale of Willi-Food's 51% ownership interest in Shamir Salads.

Willi-Food's net income in the fourth quarter of 2011 decreased 65.4% to NIS 2.8 million (US$ 0.7 million) from NIS 8.1 million (US$ 2.1 million) recorded in the fourth quarter of 2010. Willi-Food's net income attributed to the owners of the Company in the fourth quarter of 2011 decreased 60.3% to NIS 2.9 million (US$ 0.8 million), or NIS 0.22 (US$ 0.06) per share, compared to NIS 7.4 million (US$ 1.9 million), or NIS 0.55 (US$ 0.14) per share, recorded in the fourth quarter of 2010.

Willi-Food ended the fourth quarter of 2011 with NIS 198.1 million (US$ 51.8 million) in cash and securities and with no short-term debt. Willi-Food's shareholders' equity at the end of December 2011 was NIS 310.3 million (US$ 81.2 million).

Fiscal 2011 Highlights
•	Sales decreased 2.5% from fiscal 2010 to NIS 264.4 million (US$ 69.2 million)
•	Gross profit decreased 19.0% from fiscal 2010 to NIS 61.7 million (US$ 16.1 million), or 23.3% of sales
•	Operating income decreased 37.6% from fiscal 2010 to NIS 17.1 million (US$ 4.5 million), or 6.5% of sales
•	Net income decreased 38.6% from fiscal 2010 to NIS 18.5 million (US$ 4.85 million), or 7.0% of sales
•	Net income attributed to the owners of the Company decreased 35.0% from fiscal 2010 to NIS 18.3 million (US$ 4.79 million), or 6.9% of sales

Fiscal 2011 Results
Willi-Food’s sales for fiscal 2011 decreased by 2.5% to NIS 264.4 million (US$ 69.2 million) from NIS 271.1 million (US$ 71.0 million) reported in fiscal 2010. Gross profit for the year decreased 19.0% to NIS 61.7 million (US$ 16.1 million) from NIS 76.2 million (US$ 19.9 million) in fiscal 2010. Fiscal 2010 gross margins were 23.3% compared to gross margins of 28.1% in fiscal 2010.

Operating income for fiscal 2011 decreased by 37.6% to NIS 17.1 million (US$ 4.5 million) from NIS 27.4 million (US$ 7.2 million) reported in in fiscal 2010. Fiscal 2011 income before taxes decreased by 43.4% to NIS 18.3 million (US$ 4.8 million) from NIS 32.3 million (US$ 8.4 million) recorded in fiscal 2010. Net income for fiscal 2011 decreased by 38.6% to NIS 18.5 million (US$ 4.8 million) from NIS 30.2 million (US$ 7.9 million) reported in fiscal 2010. Net income attributable to the owners of the Company for fiscal 2011 decreased by 35.0% to NIS 18.3 million (US $4.8 million), or NIS 1.35 (US$ 0.35) per share, compared to net income attributable to the owners of the Company for fiscal 2010 of NIS 28.2 million (US$ 7.4 million), or NIS 2.18 (US$ 0.57) per share.

Business Outlook
Mr. Williger commented, “Going forward, we are facing a significant increase in the level of uncertainty in the global economy. In Israel, economic uncertainty is coupled with changes in the Israeli market and ongoing consumer demand for price reductions that we expect will negatively affect our results in the beginning of 2012. Due to the global and Israeli economic situations affecting our customer base both in the retail and wholesale markets, and both in Israel and abroad, we expect that growth in sales will cease in 2012. We expect net income for the first quarter of 2012 to be significantly lower than the comparable prior quarter."

Mr. Williger continued, "This is the first quarter that we are reporting our results with Shamir Salads as a discontinued operation. The results we achieved as majority owners of Shamir Salads were disappointing, while the conflict and arbitration proceeding between Willi-Food and the other shareholders diverted management's time and attention from our core business. With that now behind us, we anticipate being able to focus on core business development issues."

Mr. Williger concluded, “Our foreseeable challenge will be to manage expenses, and in particular the cost of our products, in order to accommodate our consumers' continued desire to acquire lower cost products. However, we believe that this period of economic uncertainty presents an opportunity for us to utilize cash on hand to purchase synergetic companies at prices lower than before. We continue to look for opportunities to create additional value for our shareholders.”

Conference Call

The Company will host a conference call to discuss results on Thursday, March 29, 2012 at 11:30 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2068 (US), or 1-480-629-9712 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link: http://viavid.net/dce.aspx?sid=0000953E

A replay of the conference call will be available for 14 days from 2:30 PM EST on March 29, 2012 through 11:59 PM EST on April 13, 2012 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4526651. In addition, a recording of the call will be available via the link shown above for one year.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on December 31, 2011, U.S. $1.00 equals NIS 3.821. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and fiscal year ended December 31, 2011 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on June 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1(*)
	NIS		US Dollars
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	34,661	113,631	9,071
Financial assets carried at fair value through profit or loss	163,430	67,890	42,773
Trade receivables	57,628	85,902	15,082
Other receivables	15,720	2,307	4,114
Inventories	32,613	37,614	8,535
Total current assets	304,052	307,344	79,575

Non-current assets
Property, plant and equipment	61,400	71,350	16,069
Less -accumulated depreciation	18,856	20,512	4,935
	42,544	50,838	11,134

Prepaid expenses	118	2,405	31
Goodwill	35	1,936	9
Intangible assets, net	-	4,067	-
Deferred taxes	934	694	244
Total non-current assets	43,631	59,940	11,418
TOTAL ASSETS	347,683	367,284	90,993

EQUITY AND LIABILITIES
Current liabilities
Short-term bank credit	-	5,780	-
Trade payables	25,763	32,959	6,742
Accruals	1,164	268	305
Current tax liabilities	3,837	5,910	1,004
Other payables and accrued expenses	4,471	10,326	1,170
Employees Benefits	1,613	3,057	422
Total current liabilities	36,848	58,300	9,643

Non-current liabilities
Long-term bank loans	-	309	-
Deferred taxes	-	522	-
Employees Benefits	518	1,281	136
Total non-current liabilities	518	2,112	136

Shareholders' equity
Share capital NIS 0.10 par value
(authorized - 50,000,000 shares, issued and outstanding – 13,020,360 shares at December 31, 2011; 13,573,679 shares at December 31, 2010)	1,444	1,444	378
Additional paid in capital	129,809	128,863	33,972
Capital fund	247	247	65
Foreign currency translation reserve	587	736	154
Retained earnings	188,371	170,060	49,299
Treasury shares	(10,141)	-	(2,654)
Non-controlling interest	-	5,522	-
	310,317	306,872	81,214
TOTAL EQUITY AND LIABILITIES	347,683	367,284	90,993

(*)	Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1(*)
	NIS			US Dollars
	In thousands (except per share and share data)

Sales	264,404	271,143	230,134	69,198
Cost of sales	202,699	194,957	165,134	53,049
Gross profit	61,705	76,186	65,000	16,149

Selling expenses	27,482	31,077	22,586	7,192
General and administrative expenses	17,375	17,818	15,915	4,547
Other (income) expenses	(240)	(96)	(5,302)	(63)
Total operating expenses	44,617	48,799	33,199	11,676

Operating income	17,088	27,387	31,801	4,473

Finance income	1,480	5,543	2,744	387
Finance expense	313	666	420	82
Finance income (expense), net	1,167	4,877	2,324	305

Income before taxes on income	18,255	32,264	34,125	4,778
Taxes on income	(3,906)	(6,991)	(4,869)	(1,022)
Income from continuing operations	14,349	25,273	29,256	3,756
Income (loss) from discontinued operations	4,173	4,884	2,272	1,092
Net income	18,522	30,157	31,528	4,848

Attributable to:
Owners of the Company	18,311	28,177	30,436	4,792
Non-controlling interest	211	1,980	1,092	55
Net income	18,522	30,157	31,528	4,848

Earnings per share
Basic from continuing operations	1.06	1.96	2.85	0.28
Basic from discontinued operations	0.29	0.22	0.11	0.07
Basic earnings per share	1.35	2.18	2.96	0.35

Diluted from continuing operations	1.06	1.96	2.85	0.28
Diluted from discontinued operations	0.09	0.22	0.11	0.07
Diluted earnings per share	1.35	2.18	2.96	0.35

Shares used in computation of basic EPS	13,565,068	12,876,294	10,267,893	13,565,068

Shares used in computation of diluted EPS	13,565,068	12,876,294	10,267,893	13,565,068

(*)	Convenience translation into U.S. dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.